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                                                                   EXHIBIT 20.2





           [POUGHKEEPSIE FINANCIAL CORP. NEWS RELEASE LETTERHEAD]





Joseph B. Tockarshewsky                              Robert J. Hughes
Chairman, President &                                Executive Vice President
Chief Executive Officer                              & Chief Financial Officer
(914) 431-6211                                       (914) 431-6386

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                          Poughkeepsie Financial Corp.
                         Reports Third Quarter Results
                             and Declares Dividend

            Poughkeepsie, NY, October 29, 1997. -- Poughkeepsie Financial Corp. (NASDAQ: PKPS) today reported net income for the quarter ended September 30, 1997 of $1.1 million, or $0.08 per share, compared with a net loss of $588 thousand, or $(0.05) per share, in the third quarter of 1996. For the nine months ended September 30, 1997, net income was $3.4 million, or $0.26 per share, compared to net income of $0.2 million, or $0.02 per share, reported for the first nine months of 1996. Results for 1996 included a $1.6 million (net of tax) special assessment to re-capitalize the SAIF insurance fund recorded in September of 1996 and a $0.5 million (net of tax) loss related to commercial real estate loans "held for bulk sale" recorded in June 1996. The effect of these items was to reduce 1996 results by $0.12 per share in the third quarter and by $0.16 per share for the nine months ended September 30, 1996. Adjusting for these special items, comparable results would have been $0.07 per share and $0.18 per share for the three and nine months ended September 30, 1996, respectively.

            As previously announced on October 23, 1997, Poughkeepsie Financial Corp. and HUBCO, Inc. (NASDAQ: HUBC) signed a definitive merger agreement and Poughkeepsie Financial issued an option, exercisable under certain circumstances, to HUBCO to purchase up to 2,000,000 shares of Poughkeepsie Financial common stock. The merger transaction, which is expected to close in the first quarter of 1998, is expected to be treated as a tax-free exchange of HUBCO common stock for Poughkeepsie Financial common stock and be accounted for as

                                     -more-

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                                                                  Page 2 of 5


a pooling of interests. In addition, the definitive merger agreement provides for an increased amount of quarterly cash dividends to Poughkeepsie Financial stockholders to an amount substantially equivalent to HUBCO's cash dividend as adjusted for the stock exchange ratio. In this connection, the Board of Directors, at its regular meeting yesterday, declared an adjusted quarterly dividend of $.05 per share on the outstanding common stock to be paid on December 4, 1997 to stockholders of record on November 14, 1997.

            Total assets at September 30, 1997 were $884.0 million, an increase of $25.3 million, or 2.9%, from year-end 1996. Net loans increased by $13.4 million while mortgage-backed securities increased by $15.4 million. The increase in net loans was attributable to a 4% increase in commercial mortgage loans and a 18% increase in consumer loans. The allowance for loan losses increased by $0.2 million from year-end 1996 as provisions for loan losses of $1.0 million were largely offset by charge-offs taken during September 1997 related to certain non-performing residential loans being held-for-sale. Deposits increased from year-end 1996 by $36.5 million, or 6.3%, and borrowings declined by $13.8 million, or 6.9%.

            Stockholders' Equity was $74.4 million at September 30, 1997, reflecting an increase of $2.8 million from year-end 1996. At September 30 1997, there were 12,595,325 common shares outstanding and book value per share was $5.91. The "core," "tangible" and "risk-based" regulatory capital ratios of the Company's wholly-owned subsidiary, Bank of the Hudson, were 7.06%, 7.06% and 12.10%, respectively, at September 30, 1997 all of which are in excess of regulatory requirements.

            Net interest income was $7.0 million for the quarter ended September 30, 1997, an increase of $0.7 million over the same quarter of 1996. For the first nine months of 1997 and 1996, net interest income was $20.6 million and $18.9 million, respectively. The Banks's net interest margin for the three and nine months ended September 30, 1997 was 3.34% and 3.32%, respectively, compared to 3.14% and 3.17% for the same periods of 1996.

            For the first nine months of 1997 and 1996, respectively, residential loan originations totaled $56.4 million and $104.9 million, and commercial real estate loan originations/advances totaled $67.6 million and $52.8 million, respectively.

            Non-performing assets ("NPA"), which include loans delinquent 90 days or more as to interest, non-accrual loans, loans in foreclosure and other real estate owned, were $17.2 million before reserves at September 30, 1997, or 1.95% of total assets, as compared with $26.1 million at year-end 1996 and $23.4 million at September 30, 1996. NPAs declined from year-end 1996 due to the payoff on a non-accrual $3.1 million commercial real estate loan and the sale of a

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                                                                  Page 3 of 5

$3.0 million commercial OREO property, and approximately $1.4 million of charge-offs/write-downs on non-performing assets. The net cost of operating real estate owned increased by $0.4 million and $0.1 million from the three and nine month periods ended September 30, 1997, primarily due to a write-down of $0.3 million on a $2.0 million commercial OREO property in connection with an expected sale.

            Retail banking and other fee income for the quarter and nine months ended September 30, 1997 totaled $1.1 million and $2.6 million, respectively, reflecting increases of $0.5 million and $1.0 million over the comparable periods of 1996. These increases were due to increased deposit levels, the continued success of the "High Performance Checking" account products and fees earned on sales of alternative investment products. In addition, in the third quarter of 1997, the Bank received a $0.3 million prepayment fee on a commercial real estate loan relationship.

            Operating expenses increased from prior year levels by $0.6 million and $0.4 million for the third quarter and first nine months of 1997, respectively. The increases were due to the incremental costs of six new supermarket branches opened since November 1996. The effect of these increases has been mitigated by lower deposit insurance premiums. In addition, $212,000 of costs related to the definitive merger agreement were expensed in the third quarter of 1997.

            Poughkeepsie Financial Corp., based in Poughkeepsie, New York, is the holding company for Bank of the Hudson (previously known as Poughkeepsie Savings Bank, FSB). The Bank is a community banking institution whose principal market is the Mid-Hudson Valley region of New York, where it operates fifteen branches and seven residential loan offices. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the full extent permitted by law and regulation.


(Tables attached)


                                     # # #


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                                                                  Page 4 of 5



                        POUGHKEEPSIE FINANCIAL CORP.
                (Dollars in thousands, except per share data)

CONDENSED CONSOLIDATED STATEMENTS OF CONDITION:

                                                                  September 30,        December 31,
                                                                       1997                1996
                                                                  ------------         -----------
Assets
-----------------
Cash & equivalents                                                     $7,956              $6,863
Securities                                                            181,188             165,747

Loans                                                                 656,961             643,339
Less allowance for loan losses                                         (8,834)             (8,652)
                                                                  ------------        ------------
  Total loans, net                                                    648,127             634,687

Other real estate owned                                                 5,572              10,726
Federal Home Loan Bank stock                                           10,071               9,760
Net deferred tax assets                                                14,655              16,812
Other assets                                                           16,412              14,095
                                                                  ------------        ------------
                    Total assets                                     $883,981            $858,690
                                                                  ============        ============

Liabilities and Stockholders' Equity
----------------------------------------
Savings accounts                                                      $98,480             $93,371
Time deposits                                                         325,227             314,059
Money market deposits                                                 139,116             126,233
Demand deposits                                                        48,908              41,583
                                                                  ------------        ------------
  Total deposits                                                      611,731             575,246

Borrowings                                                            184,939             198,694
Other liabilities                                                      12,875              13,082
                                                                  ------------        ------------
  Total liabilities                                                   809,545             787,022

Stockholders' equity                                                   74,436              71,668
                                                                  ------------        ------------
                Total liabilities and stockholders' equity           $883,981            $858,690
                                                                  ============        ============

Book value per share                                                    $5.91               $5.69
                                                                  ============        ============

Shares outstanding                                                 12,595,325          12,591,825
                                                                  ============        ============

SUMMARY OF NON-PERFORMING ASSETS

                                                                  September 30,   June 30,    December 31,
                                                                      1997          1997          1996
                                                                 -------------   ----------   ------------
Loans 90 days or more past due as to interest
  and accounted for on a non-accrual basis:
     Residential real estate loans                                    $4,554        $5,724        $5,453
     Commercial real estate loans                                      6,557         6,301         9,447
     Commercial business loans                                           414           421           436
Loans 90 days or more past due as to interest
  and still accruing                                                     127           137            87
                                                                  -----------     ---------    ----------
                      Total non-performing loans                      11,652        12,583        15,423
Other real estate owned                                                5,572         6,806        10,726
                                                                  -----------     ---------    ----------
Total non-performing assets - portfolio                              $17,224       $19,389       $26,149
                                                                  ===========     =========    ==========

Ratio of non-performing assets to total assets                          1.95%         2.20%         3.05%

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                                                                    Page 5 of 5

                         POUGHKEEPSIE FINANCIAL CORP.
                (Dollars in thousands, except per share data)


CONDENSED CONSOLIDATED STATEMENTS OF INCOME:

                                                           Three months ended          Nine months ended
                                                              September 30,               September 30,
                                                       --------------------------   -------------------------
                                                            1997          1996          1997          1996
                                                       -----------    -----------   -----------  ------------
Interest income                                           $16,968        $15,938       $49,745       $47,034
Interest expense                                            9,969          9,594        29,152        28,106
                                                       -----------    -----------   -----------  ------------
  Net interest income                                       6,999          6,344        20,593        18,928

Provision for loan losses                                     350            250           950           550
                                                       -----------    -----------   -----------  ------------

Net interest income after provision                         6,649          6,094        19,643        18,378
                                                       -----------    -----------   -----------  ------------

Retail banking fees and other income                        1,111            572         2,553         1,563
Residential mortgage banking income                            62             25           200            85
Loss on Commercial Loans Held for Bulk Sale                    --             --            --          (894)
                                                       -----------    -----------   -----------  ------------
  Total non-interest income                                 1,173            597         2,753           754
                                                       -----------    -----------   -----------  ------------


Net cost of operation of real estate owned                    615            237         1,017           904
SAIF special assessment                                        --          2,624            --         2,624
Operating expenses                                          5,428          4,812        15,672        15,244
                                                       -----------    -----------   -----------  ------------
  Total non-interest expenses                               6,043          7,673        16,689        18,772
                                                       -----------    -----------   -----------  ------------

Income (loss) before income taxes                           1,779           (982)        5,707           360
Income tax expense (benefit)                                  725           (394)        2,325           146
                                                       -----------    -----------   -----------  ------------

Net income (loss)                                          $1,054          ($588)       $3,382          $214
                                                       ===========    ===========   ===========  ============

Net income (loss) per share                                 $0.08         ($0.05)        $0.26         $0.02
                                                       ===========    ===========   ===========  ============

Dividends per share                                        $0.025         $0.025        $0.075        $0.075
                                                       ===========    ===========   ===========  ============

Weighted average shares outstanding
(Including dilutive effect of stock options)           13,263,963     12,890,994    13,154,340    12,907,096
                                                       ===========    ===========   ===========  ============

Average interest-earning assets                          $837,115       $809,197      $827,663      $794,792
   Yield on interest-earning assets                         8.06%          7.81%         8.01%         7.88%

Average interest-bearing liabilities                     $793,693       $767,870      $784,934      $760,012
   Yield on interest-bearing liabilities                    4.98%          4.96%         4.97%         4.93%

Excess of average interest-earning assets over
   average interest-bearing liabilities                   $43,422        $41,327       $42,729       $34,780

Interest rate spread                                        3.08%          2.85%         3.04%         2.95%
Net interest margin                                         3.34%          3.14%         3.32%         3.17%